

Mail Stop 3720

September 18, 2008

Mr. Alfred C. Giammarino
Chief Financial Officer
FairPoint Communications, Inc.
521 East Morehead Street, Suite 250
Charlotte, North Carolina 28202

      Re: **FairPoint Communications, Inc.**
               Form 10-K for Fiscal Year Ended December 31, 2007
               Filed February 29, 2008

               Form 10-Q for Fiscal Quarter Ended June 30, 2008
               File No. 1-32408

Dear Mr. Giammarino:

       We have reviewed your filing and have the following comments. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for Fiscal Quarter Ended June 30, 2008

Condensed Consolidated Statement of Stockholders' Equity (Unaudited), page 7

1.   Tell us how you determined the balances of Additional paid-in capital and
        Retained earnings (deficit) as of December 31, 2007 and your basis for this
        presentation.

(7) Interest Rate Swap Agreements, page 23

2.   Clarify your statement that several of the swap agreements became effective as of
        June 30, 2008. Tell us whether you entered into new agreements on that date or
        whether your accounting treatment of these instruments under SFAS 133 changed
        as of June 30, 2008.

(10) Employee Benefits, page 28

3.   Explain for us in more detail the nature of the Other Comprehensive Loss of
        $78.7 million that you recognized during the first quarter of 2008 in connection
        with the merger.

*   *   *   *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please submit your response letter on EDGAR. Please understand that we may
have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert S. Littlepage, Jr., Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director